Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-223639

Ford Motor Credit Company LLC

Final Term Sheet

5.125% Notes due 2025

5.125% Notes due 2025

Issuer:	Ford Motor Credit Company LLC

Trade Date:	June 16, 2020

Settlement Date:	June 19, 2020 (T+3)

Stated Maturity:	June 16, 2025

Principal Amount:	$1,750,000,000

Interest Rate:	5.125%

Benchmark Treasury:	0.25% UST due May 31, 2025

Benchmark Treasury Yield and Price:	0.349%; 99-16+

Spread to Benchmark Treasury:	+477.6 basis points

Yield to Maturity:	5.125%

Price to Public:	100.000% of principal amount plus accrued interest from June 19, 2020

Underwriting Discount:	0.750%

Net Proceeds (Before Expenses) to Issuer:	$1,736,875,000 (99.250%)

Interest Payment Dates:	Semi-annually on each June 16 and December 16, beginning December 16, 2020

Redemption Provision:

Make-Whole Call: Prior to May 16, 2025 (one month prior to maturity date), at greater of par and make-whole at discount rate of Adjusted Treasury Rate plus 50 basis points

Par Call: At any time on or after May 16, 2025 (one month prior to maturity date)

Joint Book-Running Managers:

BNP Paribas Securities Corp.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

BB Securities Limited

Commerz Markets LLC

ICBC Standard Bank Plc

NatWest Markets Securities Inc.

Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-223639

Co-Managers:	Scotia Capital (USA) Inc. UniCredit Capital Markets LLC

CUSIP/ISIN:	345397 A60 / US345397A605

It is expected that delivery of the Notes will be made against payment therefor on or about June 19, 2020, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Mizuho Securities USA LLC at 1-866-271-7403, Morgan Stanley & Co. LLC at 1-866-718-1649 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.